

March 9, 2012

Via E-mail
David W. Neibert
Chief Executive Officer
Concierge Technologies, Inc.
29115 Valley Center Road, K-206
Valley Center, CA 92082

>   **Re: Concierge Technologies, Inc.**
>   **Form 10-K for Fiscal Year Ended June 30, 2011**
>   **Filed October 13, 2011**
>   **Response dated February 27, 2012**
>   **File No. 0-29913**

Dear Mr. Neibert:

   We have reviewed your response to our comment letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2011

Notes Payable – Related Parties, page 21

1.   We note your response to prior comment 4. However, you did not explain to us in detail why there is intrinsic value in connection with convertible debenture in your response. Note that the intrinsic value represents the difference between the trading market price of the common share on the issuance date and the equivalent exercise price per common share. Please explain and provide your calculation in your response.

2.   We note your response to prior comment 5. Explain to us why an enterprise valuation of Wireless Village using income or market valuation approaches would not be more readily

determinable in your valuation of its 49% equity interests given in the transaction. If you believe the fair value of the lobbying services provided to be more readily determinable, please provide us the discounted cash flow model calculation along with the assumptions to support the fair value amount of the services.

You may contact me at (202) 551-3377 if you have questions regarding our comments.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief